UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Closing of the Private Placement

As previously disclosed, on November 24, 2025, Linkage Global Inc., a Cayman Islands exempt company (the “Company”), entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an investor, pursuant to which the Company agreed to issue and sell in a private placement offering (the “Private Placement”) an aggregate of 689,655 Class A ordinary shares (the “Shares”), par value $0.0025 per share, at a purchase price per share of $1.45, for gross proceeds of approximately $1,000,000 before deducting fees and offering expenses payable by the Company. The net proceeds will be used for general corporate purposes, including working capital and the expansion of the Company’s cross-border sales operations. The Private Placement closed on December 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: December 3, 2025	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

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